Mail Stop 3561

October 5, 2009

James A. Hughes
Chief Executive Officer
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands

> **Re:** **AEI**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 23, 2009**
> **File No. 333-161420**

Dear Mr. Hughes:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your responses to comments 1, 31, 37, 38 (with respect to the form of lock-up agreement) and 39 of our letter dated September 16, 2009 that certain omitted information and exhibits will be provided in a future amendment to Form F-1. Please provide this information as soon as possible.

2. We have read your response to comment 33 of our letter dated September 16, 2009. Please be advised that we will not be able to complete our review until you have finalized your analysis using the estimated IPO price.

Prospectus Summary, page 1

3. We note your response to comment four of our letter dated September 16, 2009. The information presented, however, continues to be duplicative of information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. You may wish to include cross references to such further portions of the prospectus.

Use of Proceeds, page 28

4. We note your response to comment eight of our letter dated September 16, 2009 that you intend to use the proceeds of this offering for general corporation purposes, including repaying your revolving credit facilities. Given the size of the offering compared to the amount currently outstanding under your revolving credit facilities, please provide further disclosure regarding how you intend to use the proceeds of this offering or revise your disclosure to discuss the principal reasons for the offering.

Economic and Regulatory Aspects of the Countries Where We Do Business, page 154

5. On page 155 you state that "Brazilian GDP is expected to grow 4.7% per year in the next five years, and electricity consumption is estimated to grow on average 5.5% per year through 2011." It appears from the independent supplemental materials that you provided to us that these estimated average growth rates are through 2012, which means that the GDP growth rate is expected to be 4.7% per year in the next *three* years, and electricity consumption is estimated to grow 5.5% per year through *2012*. Please revise your disclosure accordingly or advise.

Management, page 166

Compensation of Directors and Executive Officers, page 174

6. We note your response to comment 19 of our letter dated September 16, 2009. Please revise your registration statement to include the disclosure contained in your response. In addition, please disclose the financial and operational targets upon which the calculations of executive cash bonuses and option awards are based, as well as the manner in which individual executive performance is measured.

Principal and Selling Shareholders, page 177

7. We note your revised disclosure in response to comment 21 of our letter dated September 16, 2009. Please revise the disclosure you provide in footnote (12) to

state that the selling shareholder is an affiliate of a broker-dealer, if true. Your indication that Mr. Bates is employed by one is not clear in this regard.

8. Where you have indicated that a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the seller purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, the seller had no agreements or understandings directly or indirectly with the person to distribute the securities. Alternatively, please disclose that the selling stockholder is an underwriter.

9. We note your revised disclosure in response to comment 22 of our letter dated September 16, 2009. It appears that you have omitted the requested information with respect to LM Moore SP Investments LTD. Please revise.

Description of Share Capital, page 181

10. We reissue comment 28 of our letter dated September 16, 2009 with respect to our request that you disclose the manner in which annual and special meetings of shareholders are convened.

Part II – Information Not Required in Prospectus, page II-1

Item 7. Recent Sales of Unregistered Securities, page II-1

11. We note your revised disclosure in response to comment 34 of our letter dated September 16, 2009. It appears that you have omitted the aggregate amount of consideration received in connection with the January 2007 issuances, the December 2006 issuance of 200,000,021 shares and the May 2006 issuance. Please revise.

Exhibits

12. We reissue comment 38 of our letter dated September 16, 2009 as it relates to the management services agreement with Ashmore. That agreement, being a related party contract in excess of $60,000, is by its nature material in amount and significance. Although Item 404 of Regulation S-K requires only disclosure of certain relationships and related transactions, as opposed to the filing of a related party agreement, we believe that the guidelines set forth in Item 404 regarding the materiality of a particular related party transaction are the same guidelines a company should use in determining its filing requirements under Item 601(b)(10) with respect to related party contracts.

Exhibit 23.1

    13. We note your auditor's consent was not signed. Please revise.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: AEI Services, LLC, Agent for Service
        Via Facsimile